UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34456 / December 29, 2021

In the Matter of

BRIDGE BUILDER TRUST
EDWARD JONES MONEY MARKET FUND
OLIVE STREET INVESTMENT ADVISERS, LLC
PASSPORT RESEARCH, LTD

P.O. Box 1920
Denver, Colorado 80201

(812-15278)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(c) OF THE ACT

Bridge Builder Trust, Edward Jones Money Market Fund, Olive Street Investment Advisers, LLC, Passport Research, LTD filed an application on October 29, 2021 requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from section 15(c) of the Act. The order permits a Trust and the Adviser to enter into and materially amend subadvisory agreements with sub-advisers that have been approved by the vote of a majority of the members of the Trust's board of trustees at a non-in-person meeting.

On December 3, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34433). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Bridge Builder Trust, et al. (File No. 812-15278) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman
Secretary